Postal Realty Trust, Inc.

75 Columbia Avenue

Cedarhurst, New York 11516

May 13, 2019

VIA EDGAR AND EMAIL

Ms. Stacie Gorman

Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Re:	Acceleration Request of Postal Realty Trust, Inc.

Registration Statement on Form S-11 (File No. 333-230684)

Dear Ms. Gorman:

On behalf of Postal Realty Trust, Inc., a Maryland corporation (the “Company”), we hereby withdraw the Company’s request for acceleration of the effectiveness of the above captioned Registration Statement as submitted to you on May 7, 2019.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern time, on May 14, 2019, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Hunton Andrews Kurth LLP, by telephoning James V. Davidson at (804) 787-8035.

Thank you for your attention to this matter.

Very truly yours,

POSTAL REALTY TRUST, INC.

By:	/s/Andrew Spodek
Andrew Spodek
Chief Executive Officer and Director

cc:	Christina T. Roupas, Winston & Strawn LLP

Courtney M.W. Tygesson, Winston & Strawn LLP